SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT 1934(1)


                              SETO HOLDINGS, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                   0008166321
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                                 (CUSIP Number)


                               DECEMBER 31, 1999
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            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)




------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


          Alan Gelband
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


          U.S.A.
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                     N/A
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                    -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                   N/A
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                      -0-
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          N/A
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


          less than 5%
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12.  TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


                                  SCHEDULE 13G
                                  ------------

          Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), this Amendment No. 2 amends that certain Schedule 13G (the "Schedule"), filed for an event of April 9, 1998 , and as amended by Amendment No. 1 thereto by Alan Gelband, Alan Gelband Company, Inc. and Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust with respect to the common stock, par value $.001 per share ("Common Stock"), of Seto Holdings, Inc. (formerly Semicon Tools, Inc., a Nevada corporation. Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Except as otherwise expressly indicated below, the information contained in the Schedule, as amended to date, remains in effect.

ITEM 1(A).     NAME OF ISSUER:
               --------------

               Seto Holdings, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICES:
               -----------------------------------------------

               554 North State Road
               Briarcliff Manor, New York 10510

ITEM 2(A).     NAME OF PERSON FILING:
               ---------------------

               Alan Gelband ("Gelband")

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               ------------------------------------

               575 Madison Avenue, 7th Floor
               New York, New York 10022

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

          |X|

ITEM 10.       CERTIFICATION.
               -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2000


                                        /s/ Alan Gelband
                                        ----------------------------------
                                             Alan Gelband


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